===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ---------

                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               December 23, 2002

                                   ---------

                   Telecom Argentina STET-France Telecom S.A.
             (Exact name of registrant as specified in its charter)

                   Telecom Argentina STET-France Telecom S.A.
                (Translation of registrant's name into English)


                      Alicia Moreau de Justo, No. 50, 1107
                            Buenos Aires, Argentina
                    (Address of principal executive office)

             Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F:

                 Form 20-F  X                 Form 40-F
                           ---                          ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                  furnishing the information to the Commission
     pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                    No  X
                           ---                   ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---
===============================================================================

                   Telecom Argentina STET-France Telecom S.A.
                               TABLE OF CONTENTS

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                 ----------

 1.     Information from Bondholder's Meeting-New York, London
        and Buenos Aires (December 9th, 11th, and 17th, 2002).......     3

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Telecom Argentina STET-France Telecom S.A.


Date: December 23, 2002               By: /s/ Christian Chauvin
                                         -------------------------------------
                                         Name:  Christian Chauvin
                                         Title: Vice-President

                                                                         ITEM 1



                                    TELECOM

                                    [LOGO]


                     Informational Meeting with Bondholders

                       New York, London and Buenos Aires
                         December 9, 11 and 17 th, 2002



                                                                 UNAUDITED DATA

This document is solely for informational purposes and is neither an offer to purchase nor a solicitation of an offer to sell any security. Securities may not be offered or sold in the United States absent registration or an exemption from registration requirements. This document is not being delivered in any jurisdiction in which such delivery would not be in compliance with the laws of such jurisdiction.


                                                                        TELECOM
                                                                         [LOGO]

Table of Contents
===============================================================================

>    Argentine Crisis and Impact on Telecom Group

>    Company Overview and Third Quarter Results

>    Operational Restructuring Efforts

>    Conclusions & Debt Restructuring Update


                                                                        TELECOM
                                                                         [LOGO]

Argentine Macroeconomic Variables
===============================================================================

     Exchange Rate (1)             o    Following 11 years of a fixed exchange
         P$ / US$                       rate regime, the Argentine peso was
     -----------------                  devalued in January 2002 and has shown
      1995       1.0                    significant volatility throughout the
      1996       1.0                    year
      1997       1.0
      1998       1.0               o    The 2002 crisis has provoked a severe
      1999       1.0                    recession following several years of
      2000       1.0                    mild economic depression
      2001       1.0
      2002                         o    Argentina has experienced a real
       Jan      1.97                    devaluation of approximately 65%
       Feb      2.15
       Mar      3.03
       Apr      2.92
       May      3.61
       Jun      3.87
       Jul      3.69
       Aug      3.62
       Sep      3.74
       Oct      3.52
       Nov      3.63


Inflation                          Real GDP Growth

Year          %                    Year          %
----        -----                  ----        -----
1995         1.6                   1995        -2.8
1996         0.1                   1996         5.5
1997         0.3                   1997         8.1
1998         0.7                   1998         3.9
1999        -1.8                   1999        -3.4
2000        -0.7                   2000        -0.8
2001        -1.5                   2001        -4.4
2002(2)     40.7                   2002(3)    -13.6


Notes:
(1)  Source:  Factset Research systems
(2)  Accumulated inflation through November 2002 (Source: INDEC)
(3)  Year-over-year GDP growth through September 2002 (Source: www.mecon.gov.ar)


                                                                        TELECOM
                                                                         [LOGO]

Political Instability & General Uncertainty
===============================================================================

o Argentina had five different Presidents during the two-month period of December 2001 to January 2002

o    An agreement with the IMF is still pending

o The Federal and most Provincial Governments have not completed a restructuring of their debt obligations

     -    Outstanding obligations of approximately US$131Bn (1)

o Significant uncertainty regarding timeline for public hearings to determine tariff adjustments

o    Provincial bonds and Lecops are increasingly used as currency by consumers

     - Outstanding amount of approximately $7.4Bn (approximately 32% of money supply) (2)

     o    Presidential elections are scheduled for April - May 2003


Notes:
(1)  www.mecon.gov.ar
(2) Money supply considered to include publicly-held bills and coins plus provincial bonds and Lecops. Source: Centro de Estudios Bonaerenses and Central Bank of Argentina


                                                                        TELECOM
                                                                         [LOGO]

Changes in the Regulatory Environment
===============================================================================

o    In January 2002, the government
     issued Public Emergency Law N         "The pesification of public service
     25,561 and Decree N 293/02,           tariffs in January 2002 left public
     freezing and prohibiting the          service providers with a significant
     indexation of public service          mismatch between revenue generation
     tariffs                               ahd debt service obligation, given
                                           that most Companies have debt in
o    As a result, public services          foreign currency."
     contracts were effectively
     "pesified"

o    Public service Companies were left
     with no ability to adjust tariffs
     following the devaluation and
     return to an inflationary
     environment

o    The tariff renegotiation committee
     named by the government was unable
     to meet the 120 day deadline
     established for the determination
     of a new tariff scheme

     -    Negotiation period was
          extended to April 2003


                                                                        TELECOM
                                                                         [LOGO]

Update on Tariff Negotiation Discussions
===============================================================================

o    On August 9, 2002 the Renegotiation      "As of today, no tariff increases
     Committee requested that the             have been approved for tele-
     Company present emergency tariff         communications providers. Telecom
     increases with the corresponding         Argentina continues to proactively
     justifications for such increases        pursue negotiations with the
                                              government."
     -    The Company submitted a
          proposal with emergency
          increases in various services

o    After calling for a public hearing
     for early October, the Government
     was notified of injunctions that
     suspended any action leading to any
     tariff modification until the
     Government finalizes the
     renegotiation with public service
     companies

o    In early December, the government
     authorized an increase of
     approximately 7 - 11% for gas and
     electricity utilities


                                                                        TELECOM
                                                                         [LOGO]

Impact of the Crisis on Telecom Group
===============================================================================

Evolution of Outstanding Debt and EBITDA     o    Management has responsibly managed
                                                  the Company's balance sheet
          Debt     Debt
          US$MM    P$MM    EBITDA            o    The significant increase in
          -----   -----    ------                 leverage in 2002 is a direct result
1999A      3002    3002      1418                 of the devaluation
2000A      3078    3078      1328
2001A      3250    3250      1242            o    Despite significant efforts to
2002PF     3176   11879      1432                 reduce costs, the currency mismatch
                                                  (given the Company's inability to
                                                  increase regulated tariffs) between
                                                  cash flow and debt service
                                                  requirements overwhelms the
                                                  benefits the Company has achieved
                                                  in EBITDA

Credit Ratios

               1999    2000    2001    2002PF(1)
               ----    ----    ----    ------
eop Fx         P$1.0   P$1.0   P$1.0   P$3.74
(per US$)

Debt/EBITDA    2.1x    2.3x    2.6x    8.3x


Notes:
(1) Debt figures as of 9/30/02. Non-adjusted EBITDA has been annualized given results through 9/30/02. Fx as of 9/30/02


                                                                        TELECOM
                                                                         [LOGO]

Table of Contents
===============================================================================

>    Argentine Crisis and Impact on Telecom Group

>    Company Overview and Third Quarter Results

>    Operational Restructuring Efforts

>    Conclusions & Debt Restructuring Update


                                                                        TELECOM
                                                                         [LOGO]

Introduction to Telecom Group
===============================================================================

"Telecom Argentina is Argentina's leading full service telecommunications operator."




                               [GRAPHIC OMITTED]




                                                                        TELECOM
                                                                         [LOGO]

Telecom Group at a glance
===============================================================================

o        Revenues*:                     P$2,945 MM

o        Employees:                     14,112

o        Fixed lines in service:        3,610,000
                                        (82% residential, 18% business)

o        Cellular subscribers:          2,152,000 in Argentina (largest celco)
                                        and 546,000 in Paraguay

o        Internet subscribers:          176,000 (largest ISP in Argentina)

o        Fixed and cellular network:    100% digital




* Last twelve months ending September 30, 2002 - Non-adjusted pesos.

All data as of September 30, 2002


                                                                        TELECOM
                                                                         [LOGO]

Summary of 3rd Quarter 2002 Results
===============================================================================

o Fixed lines in service continue to decline due to the on-going deterioration of the economic environment

     -    Relatively little variation in 3Q 2002 versus previous quarters

o Wireless subscribers have held steady, but with a continued migration from postpaid to prepaid services

o In spite of a decline in revenues, cost-cutting efforts have led to an increase in EBITDA

o The Company has posted a significant loss in net income throughout 2002 primarily due to exchange rate losses


                                                                        TELECOM
                                                                         [LOGO]

Fixed Line Operating Performance
===============================================================================

Evolution of Lines in Service
(In thousands)

                           Dec'00      Mar'01      Jun'01      Sep'01      Dec'01      Mar'02      Jun'02      Sep'02
                           ------      ------      ------      ------      ------      ------      ------      ------
Gross Additions            158.87      174.00      180.90      152.80      119.80       51.70       72.90       78.00
Total Disconnections        64.20      120.00      161.00      174.50      119.80      197.70      186.90      100.00
Lines in Service         3,839.67    3,894.00    3,913.70    3,892.00    3,892.00    3,746.00    3,632.00    3,610.00


"Lines in service decreased due to the severe and on-going deterioration of the economic environment and to the clean-up of non-performing customers. Disconnections were made in all segments. Prepaid and restricted usage lines reach 15% of LIS."

"Due to normal seasonability the traffic increased by 3% compared to the previous quarter."


Total Traffic Evolution
(In MM of minutes)

               Dec'00   Mar'01   Jun'01   Sep'01   Dec'01   Mar'02   Jun'02   Sep'02
               ------   ------   ------   ------   ------   ------   ------   ------
Local           3,639    3,285    3,473    3,571    3,597    3,095    3,224    3,310
DLD               619      611      630      641      644      592      577      596
ILD outgoing       52       53       52       50       50       50       48       44
Internet        1,825    1,681    1,855    2,092    1,866    1,543    1,766    1,811
  Total         6,135    5,630    6,010    6,354    6,157    5,280    5,615    5,761


                                                                        TELECOM
                                                                         [LOGO]

===============================================================================

Average measured services and monthly
basic charge
(In $ per month)*

                          Dec'00   Mar'01   Jun'01   Sep'01   Dec'01   Mar'02   Jun'02   Sep'02
                           ------   ------   ------   ------   ------   ------   ------   ------
Monthly basic charge         14.4     14.5     14.3     14.6     14.7     14.7     14.5     14.4
Measured services            21.4     19.4     19.5     21.1     21.0     19.7     20.9     22.9


"LD rates have increased since 1Q02 after the modification of discounts granted to customers."


Evolution of Rates
(in $ per minute)*

                     Dec'00   Mar'01   Jun'01   Sep'01   Dec'01   Mar'02   Jun'02   Sep'02
                     ------   ------   ------   ------   ------   ------   ------   ------
Avg. Local             0.03     0.03     0.03     0.03     0.03     0.03     0.03     0.03
Avg. DLD               0.16     0.16     0.15     0.14     0.14     0.14     0.14     0.16
Avg. Outgoing ILD      0.52     0.64     0.54     0.52     0.52     0.53     0.49     0.57


* Non-adjusted pesos

                                                                        TELECOM
                                                                         [LOGO]

Wireless Operating Performance
===============================================================================

Argentine cellular market
as of September 30, 2002

Movicom - Bell South     1.5MM subs.     24%
Telecom Personal         2.1MM subs.     33%
Unifon - Telefonica      1.7MM subs      27%
CTI - Verizon            1.0MM subs.     16%

Total Market: 6.4MM subs

Source: CNC and Reports of the Companies


Evolution of Cellular Subscribers
(In thousands)

Dec'00   Mar'01   Jun'01   Sep'01   Dec'01   Mar'02   Jun'02   Sep'02
------   ------   ------   ------   ------   ------   ------   ------
   897      903      830      784      723      647      570      510
 1,161    1,260    1,350    1,410    1,413    1,461    1,546    1,642
 2,058    2,163    2,180    2,194    2,136    2,108    2,116    2,152


"Despite the difficult market conditions, Telecom Personal experienced a 2% increase in subscribers in 3Q02. This was mainly achieved through the expansion of prepaid services. Significant migration of postpaid customers to prepaid services was evidenced."


                                                                        TELECOM
                                                                         [LOGO]

===============================================================================

Cellular usage in Argentina
(APRU in $/MOU in minutes)

                                Dec'00   Mar'01   Jun'01   Sep'01   Dec'01   Mar'02 Jun'02   Sep'02
                                ------   ------   ------   ------   ------   ------ ------   ------
 ARPU (non-adjusted figures)     35       30       28       28       26       22       24       26
                        MOU     113      101       98       93       89       76       80       83


"An increase in ARPUs was mainly evidenced as Telecom Personal continued to increase its rates. Telecom Personal increased its air-time rates and monthly fees and has suspended discounts for VAS services."

Evolution of Prepaid ARPU
(in $ per month per customer)*

                         Dec'00   Mar'01   Jun'01   Sep'01   Dec'01   Mar'02 Jun'02   Sep'02
                         ------   ------   ------   ------   ------   ------ ------   ------
     Outgoing Traffic      6        6        5        6        5        4        6        7
                  CPP      9        6        6        6        7        6        5        7
                Total     15       12       11       12       12       10       11       14


Evolution of Contract ARPU
(in $ per month per customer)

                         Dec'00  Mar'01   Jun'01   Sep'01   Dec'01   Mar'02   Jun'02   Sep'02
                         ------  ------   ------   ------   ------   ------   ------   ------
Traffic & Monthly Fee     44       41       43       40       40       38       44       50
                  CPP     19       15       13       17       17       14       16       17
                Total     63       56       56       57       57       52       60       67



*Non-adjusted pesos

                                                                        TELECOM
                                                                         [LOGO]

Internet Operating Performance
===============================================================================

Evolution of Dial-up Subscribers
(In thousands)

                      Dec'00  Mar'01  Jun'01  Sep'01  Dec'01  Mar'02  Jun'02  Sep'02
                      ------  ------  ------  ------  ------  ------  ------  ------
Internet subscribers
  dial-up                254     315     325     278     234     162     156     148


"The growth in Internet revenues was mainly due to higher ADSL sales, as a result of increased prices and higher penetration of the service."


Evolution of ADSL Subscribers
(In thousands)

                      Mar'01  Jun'01  Sep'01  Dec'01  Mar'02  Jun'02  Sep'02
                      ------  ------  ------  ------  ------  ------  ------
Internet subscribers
  ADSL                     2       8      14      23      25      25      28


                                                                        TELECOM
                                                                         [LOGO]

Main Variations for the Nine-Month Period of Fiscal Year 2002
===============================================================================

+ P$  13 MM Data transmission                        -  P$ 80 MM Management fee
+ P$  10 MM Cellular                                 -  P$ 44 MM Advertising
+ P$   9 MM Internet                                 -  P$ 42 MM Salaries and social sec. contrib.
- P$  33 MM Directories                              -  P$ 30 MM Cost of cellular handsets
- P$ 103 MM Basic Tel. and ILD Businesses            -  P$ 24 MM Material and supplies
                                                     -  P$ 19 MM Allowance for doubtful accounts
                                                     -  P$ 10 MM Cellular Agent commissions
                                                     -  P$  9 MM Sales Commissions
                                                     +  P$  9 MM Lease of lines and circuits
                                                     +  P$ 11 MM Interconnection costs
                                                     +  P$ 20 MM Taxes


                                             9 months ended     9 months ended
               In MM $                           09/30/02           09/30/01        $ Var.      % Var.
                                             -----------------------------------------------------------------
Net Revenues (non-adjusted figures)               2,209               2,313          (104)         -4%
  Effect of Inflation                               752               2,803         (2,051)       -73%
                                             -----------------------------------------------------------------
Net Revenues                                      2,961               5,116         (2,155)       -42%
                                             -----------------------------------------------------------------
Operating costs (non-adjusted figures)           (1,135)             (1,340)           205        -15%
  Effect of Inflation                              (400)             (1,625)         1,225        -75%
                                             -----------------------------------------------------------------
Operating costs                                  (1,535)             (2,965)         1,430        -48%
                                             -----------------------------------------------------------------
EBITDA (non-adjusted figures)                     1,074                 973            101         10%
  Margin                                             49%                 42%
  Effect of Inflation                               352               1,178           (826)       -70%
EBITDA                                            1,426               2,151           (725)       -34%
                                             -----------------------------------------------------------------
Margin                                               48%                 42%
Depreciation & amortization                      (1,604)             (1,373)          (231)        17%
                                             -----------------------------------------------------------------
OPERATING RESULTS                                  (178)                778           (956)      -123%
Margin                                               -6%                 15%
NET (LOSS) / INCOME                              (4,154)                142         (4,296)     -3025%
                                             ==============================
Margin                                             -140%                  3%
                                             -----------------------------------------------------------------

                                             +P$221 MM Depr. of Fixed Assets
                                             +P$ 10 MM Amort. of Intangible Assets


                                                                        TELECOM
                                                                         [LOGO]

Table of Contents
===============================================================================

>    Argentine Crisis and Impact on Telecom Group

>    Company Overview and Third Quarter Results

>    Operational Restructuring Efforts

>    Conclusions & Debt Restructuring Update


                                                                        TELECOM
                                                                         [LOGO]

Summary of Operational Restructuring Efforts
===============================================================================

o    Human Resources
     -    New organizational structure
     -    Headcount reductions
     -    Reduction in unionized and non-unionized labor costs

o    Sales and Marketing
     -    Improved collection policies
     -    Reduction in advertising costs
     -    Reduction in commission expenses
     -    Elimination of handset subsidies

o Significant reduction in CAPEX primarily focused on network maintenance costs


                                                                        TELECOM
                                                                         [LOGO]

Reduction in Headcount and Labor Costs
===============================================================================

Salaries & Social Security Contributions

                  Jun '01    Sep '01    Dec '01    Mar '02    Jun '02    Sep '02
                  -------    -------    -------    -------    -------    -------
Employees          14,747     14,615     14,453     14,387     14,229     14,112

Inflation Effect      155        155        156        203        149        122
MM $                  128        132        129        109        121        121
                  -------    -------    -------    -------    -------    -------
  Total               283        287        285        203        149        122


"Savings in labor costs were mainly achieved through reductions in salaries of unionized and non-unionized employees. Savings were achieved despite the insourcing of certain functions. Additionally, headcount was also reduced."


Lines in Service for Employees (Fixed & Cellular)

                  Jun '01    Sep '01    Dec '01    Mar '02    Jun '02    Sep '02
                  -------    -------    -------    -------    -------    -------
Cellular            1,049      1,067      1,110      1,109      1,125      1,148
Fixed                 378        379        360        336        327        326
Fixed & Cellular      509        514        495        473        467        469


                                                                        TELECOM
                                                                         [LOGO]

Reduction in Advertising Costs and Improved Collections
===============================================================================

Advertising

                              Jun'01  Sep'01  Dec'01  Mar'02  Jun'02  Sep'02
                              ------  ------  ------  ------  ------  ------
MM $ (non-adjusted figures)       17      20      21       7       5       5
Inflation effect                  21      25      25       6       1       -
Total                             38      45      46      13       6       5
% of Cons. Net. Rev.               2       3       3       1       1       1

"Proactive actions taken in the connection policies and enforcement of collections resulted in lower charges for doubtful accounts."


Allowance for doubtful accounts

                              Jun'01  Sep'01  Dec'01  Mar'02  Jun'02  Sep'02
                              ------  ------  ------  ------  ------  ------
MM $ (non-adjusted figures)       50      60     106      62      36      35
Inflation effect                  60      73     128      55      10       -
Total                            110     133     234     117      46      35
% of Cons. Net. Rev.               7       8      14       9       5       4


                                                                        TELECOM
                                                                         [LOGO]

Reduction in Cellular Commissions and Subsidies
===============================================================================

Cellular agent commissions*

                              Sep'00   Dec'00   Mar'01   Jun'01   Sep'01   Dec'01   Mar'02   Jun'02   Sep'02
                              ------   ------   ------   ------   ------   ------   ------   ------   ------
Comm. payables. (In $ MM)         24       31       15        5        6        4        4        5        7
Average comm. ($/ per subs.)     124      152      179      112       98       77       65       52       36


"Savings in cost of cellular handsets were mainly achieved since 1Q01 due to higher entry barriers as the lease without charge of handsets was suspended and handsets subsidies were eliminated. Additionally, since 1Q02 the cost of cellular handsets decreased mainly due to lower level of handsets sold. This was a result of the severe and on-going deterioration of the economic environment."


"Commissions paid to cellular agents decreased due to lower number of subscribers, deductions related to early disconnections and to a lower average commission paid per new cellular customer."

Cost of cellular handsets
(In $ MM)*

Sep'00   Dec'00   Mar'01   Jun'01   Sep'01   Dec'01   Mar'02   Jun'02   Sep'02
------   ------   ------   ------   ------   ------   ------   ------   ------
    22       17       14       12       13       13        3        4        2


* Non-adjusted pesos

                                                                        TELECOM
                                                                         [LOGO]

Reduction in CAPEX
===============================================================================

Investments
(In MM $)*

                    Fixed    Cellular    Others    Total
                    -----    --------    ------    -----
1998**                559         219        40      813
1999**                690         168       139      997
2000**                534         309        66      909
2001                  328         136         6      470
9m'02                 108          41         1      150
2002E                 130          50                180

Y-O-Y % reduction in Capex - 62%


*  Non-adjusted pesos *
** Twelve months period ended December 31.

                                                                        TELECOM
                                                                         [LOGO]

Effect of Cost Cutting on EBITDA
===============================================================================




                               [GRAPHIC OMITTED]




Figures expressed in million pesos.


           * Advertising, cost of cellular handsets and commissions.


                                                                        TELECOM
                                                                         [LOGO]

Table of Contents
===============================================================================

>    Argentine Crisis and Impact on Telecom Group

>    Company Overview and Third Quarter Results

>    Operational Restructuring Efforts

>    Conclusions and Debt Restructuring Update


                                                                         TELECOM
                                                                         [LOGO]

Review of Major Events and Company Reaction
===============================================================================

            Event                                   Impact                                    Action
--------------------------------------------------------------------------------------------------------------------
o  Devaluation of the Peso         o  Impact in financial debt             o  Suspension of principal and interest
                                   o  Reduction in shareholders' equity       payments of the financial debt
                                   o  Decrease in Telecom's market         o  Restructuring process of financial
                                      capitalization                          debt
                                   o  Increase in foreign currency         o  Internal restructuring process
                                      denominated costs and materials      o  Reduction of operating costs

--------------------------------------------------------------------------------------------------------------------

o  Tariff "pesification" and       o  Prohibition to increase public       o  Renegotiation with the Argentine
   freeze                             service/regulated rates                 Government
                                                                           o  Modification of discounts granted
                                                                              to customers
                                                                           o  Reduction of operating costs

--------------------------------------------------------------------------------------------------------------------

o  Recession and general           o  Reduction of telecommunication       o  Redefinition and restructuring of
   macroeconomic crisis               market                                  commercial channels
                                   o  Higher charges for doubtful          o  Reduction in commercial expenses
                                      accounts                             o  Strong reduction in Capex
                                   o  Increase in "quasi-currency"         o  Allocation of bonds to
                                      collections                             payment of taxes and
                                                                              vendors


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Debt Restructuring Update
===============================================================================

o The Company announced the suspension of principal payments on April 2, 2002 and the suspension of interest payments on June 24, 2002

o The Company has initiated conversations with its main financial creditors with the objective of establishing a framework for the restructuring of its financial debt

     - Creation of a Steering Committee including six significant bank creditors

     - Significant bondholders may be integrated into the Steering Committee over time

o All Telecom Argentina debt is pari-passu and thus will be treated equally in the context of the overall restructuring

o The Company intends to continue conversations with its main financial creditors and keep all creditors up-to-date on the development of the process


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Disclaimer
===============================================================================

This presentation may include statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company's future financial performance. Forward looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the "pesification" of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company's financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.


For additional information on Telecom Argentina, please contact :
INVESTOR RELATIONS
Alicia Moreau de Justo 50, 10th Floor
Buenos Aires - Capital Federal (C1107AB) - ARGENTINA
Internet Homepage : http://www.telecom.com.ar
E-Mail : inversores@intersrv.telecom.com.ar
TELEPHONE : (54-11) 4968-3626/3627/3628
FAX: (54-11) 4313-5842


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                                    TELECOM

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